Exhibit 99.1

Corporate Communications

CNH Industrial N.V. issues 2014 Annual Report on Form 20-F and 2014 EU Annual Report; announces calling of Annual General Meeting

London, March 4, 2015

CNH Industrial N.V. (NYSE:CNHI / MI:CNHI) announces today the release of its 2014 Annual Report on Form 20-F prepared in accordance with U.S. GAAP, and the release of the 2014 EU Annual Report (including the consolidated financial statements prepared in accordance with IFRS and the statutory financial statements of CNH Industrial N.V.).

The Company also published today the Agenda of the Annual General Meeting (AGM), which will take place in Amsterdam on April 15, 2015.

The Agenda of the AGM will include the approval of the 2014 EU Annual Report, the proposal to adopt a cash dividend of euro 0.20 per common share and the renewal of the Board of Directors. If the proposed cash dividend is approved by shareholders at the AGM on April 15, 2015, CNH Industrial N.V. common shares will be quoted ex-dividend on April 20, 2015; the record date for the dividend will be April 21, 2015 and the dividend will be payable on April 29, 2015.

The 2014 EU Annual Report, the Agenda of the AGM, the explanatory notes, and the instructions to participate and vote at the AGM are available on the Company’s website, www.cnhindustrial.com.

The Annual Report on Form 20-F is available on the CNH Industrial corporate website, www.cnhindustrial.com, under “Financial Information / Form 20-F” in the Investors section. It can be viewed directly online and is also available for download in PDF format.

CNH Industrial N.V. 25 St James’s Street London, SW1A 1HG United Kingdom

CNH Industrial N.V. (NYSE: CNHI /MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Media contact:

CNH Industrial Corporate Communications Email: mediarelations@cnhind.com www.cnhindustrial.com